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                   [The following text appears as letterhead:

                               Rogers & Hardin LLP
                            2700 International Tower
                           229 Peachtree Street, N.E.
                             Atlanta, Georgia 30303
                           (404) 522-4700 - telephone
                           (404) 525-2224 - facsimile]

WRITER'S DIRECT DIAL NUMBER
       (404) 420-4646
  WRITER'S E-MAIL ADDRESS
       LAG@RH-LAW.COM


                                November 9, 2004


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         RE:      VERSO TECHNOLOGIES, INC. (FILE NO. 0-22190)
                  PRELIMINARY PROXY STATEMENT

Ladies and Gentlemen:

         On behalf of Verso Technologies, Inc., a Minnesota corporation ("Verso"), we enclose herewith for filing pursuant to Rule 14a-6(a) of the proxy rules of the Securities and Exchange Commission the following:

         1. The Preliminary Notice of Annual Meeting and Proxy Statement of Verso for its 2004 Annual Meeting of Shareholders scheduled to be held on December 17, 2004 (the "Meeting"), at which meeting the shareholders of Verso will be asked to consider and vote upon the following matters:

            (a) to elect a board of eight directors to serve until Verso's next annual meeting of shareholders and until their successors are elected and qualified or until their earlier death, resignation or removal;

            (b) to approve an amendment to Verso's 1999 Stock Incentive Plan, as amended (the "Incentive Plan"), to increase the number of shares of Verso's common stock, par value $0.01 per share (the "Common Stock"), underlying the Incentive Plan from 15,000,000 to 17,500,000;

            (c) to approve an amendment to Verso's 1999 Employee Stock Purchase
                Plan (the "Purchase Plan") to increase the number of shares of Common Stock underlying the Purchase Plan from 1,000,000 to 2,000,000;



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Securities and Exchange Commission
November 9, 2004
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            (d) to ratify the appointment of Grant Thornton LLP as the independent auditors of Verso for the year ending December 31, 2004; and

            (e) to transact such other business as may properly come before the
                Meeting.

         2. Form of proxies for the Meeting.

         Verso intends to release the enclosed proxy materials to shareholders on November 19, 2004, at 6:00 a.m. EST. If the proposal set forth in Paragraph 1(b) or Paragraph 1(c) above is approved by Verso's shareholders at the Meeting, then Verso intends to file as soon as practicable after the Meeting a registration statement on Form S-8 to register under the Securities Act of 1933, as amended, the additional shares of Common Stock issuable under the Incentive Plan or the Purchase Plan as a result of the approval of such proposal.

         Please direct any comments or questions concerning these materials to the undersigned at the number above. We appreciate your prompt attention to this matter.

                                       Yours very truly,

                                       /s/ Lori A. Gelchion
                                       ---------------------------------------
                                           Lori A. Gelchion